FOIA Confidential Treatment Request

Confidential treatment requested by Solazyme, Inc.

October 6, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Terence O’Brien, Branch Chief

Re:	Solazyme, Inc.

Form 10-Q for the Fiscal Quarter Ended March 31, 2015 Filed May 8, 2015

Response Letter Dated August 13, 2015

File No. 001-35189

Ladies and Gentlemen:

Solazyme, Inc. (the “Company”) is submitting this letter in response to additional comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 21, 2015, relating to the above-referenced Form 10-Q of the Company filed May 8, 2015 (the “Form 10-Q”) and the Company’s Response Letter Dated August 31, 2015.

For ease of review, we have set forth below comments numbered 1 through 6 from your letter received, together with the Company’s responses thereto.

For reasons of business confidentiality, in a separate letter dated the date hereof, we requested that certain information in this letter in the Company’s response to comment 5 not be disclosed in response to any request made under the Freedom of Information Act, 5 U.S.C.A. §552 or otherwise. Accordingly, pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. §200.83), a complete copy of this letter will be provided only in paper form and not electronically as correspondence under the SEC’s EDGAR system. Omitted information has been replaced in this letter as filed via the EDGAR system with a placeholder identified by the mark “[***].”

Form 10-Q for the Fiscal Quarter Ended March 31, 2015

Note 11 – Investments in Joint Ventures and Related Third Party Transactions, page 15

1.	We have read your response to prior comment 5 in our letter to you dated July 29, 2015. Regarding the clause in section 4.9 of the joint venture contract with Bunge

FOIA Confidential Treatment Request

Confidential treatment requested by Solazyme, Inc.

which states, “It is the intention of the Parties that Solazyme consolidate the financial results of the Company and SB Oils with the financial results of Solazyme. The Parties each agree to provide reasonable accommodations to enable Solazyme to consolidate the financial results of the Company and SB Oils with the financial results of Solazyme to the extent allowable under United States generally accepted accounting principles (“U.S. GAAP”),” please tell us the purpose of the clause, the facts understood at the time of the negotiation of the contact that were consistent with the clause, and the changes or differences between the facts understood at the time of negotiation and the facts supporting the accounting treatment.

RESPONSE:

At the time of execution of the Solazyme Bunge JV agreement, it was the intention of the Company and Bunge that the Company would consolidate the financial results of the Solazyme Bunge JV to the extent allowable under U.S. GAAP. The parties also agreed to make reasonable accommodations to enable the Company to consolidate the financial results of the Solazyme Bunge JV under U.S. GAAP. The Company understood at the time of the negotiations that the business terms of the Solazyme Bunge JV agreement would prescribe the operations of the Solazyme Bunge JV, and that the consolidation of the Solazyme Bunge JV would follow and be determined by the accounting literature.

The known facts at the time of negotiation of the contract were that the ownership percentage would be 50.1/49.9, in favor of the Company; voting rights on the Board of Directors would be 50/50, with all decisions of the Board requiring at least a 51% vote of all outstanding interests; capital contributions to the joint venture would be made 50/50 by each of the Company and Bunge; and, the management team at the joint venture would be appointed by each of the Company and Bunge. Further, the Company would have the right to appoint certain roles in the joint venture, including the CEO and commercial lead roles.

The parties further had a mutual understanding that the joint venture’s activities would progress in stages: (1) design and construction of the Solazyme Bunge JV Plant, (2) scale-up and optimization of the Solazyme Bunge JV Plant, and (3) commercialization. There was a mutual understanding that during the first two stages, budgeting and operating decisions for the Solazyme Bunge JV would generally be shared 50/50 by both parties; however, once routine operations were established and the joint venture entered into stage three, the Company would be given control over certain operations of the Solazyme Bunge JV. The purpose of the clause in section 4.9 was to contractually define this intention.

Subsequent to the execution of the Solazyme Bunge JV agreement, the Company performed an analysis of the financial, operational and control parameters of the joint venture to determine whether consolidation was permitted under U.S. GAAP (see summary below). The Company determined that consolidation was not permitted under U.S. GAAP. At that time, the parties were also unwilling to change the financial, operational and control parameters such that U.S. GAAP would permit consolidation. As

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FOIA Confidential Treatment Request

Confidential treatment requested by Solazyme, Inc.

a result, the Company was, and has continued to be, unable to consolidate the financial results of the joint venture despite the parties’ initial intention that it be able to do so.

In determining that consolidation was not permitted under U.S. GAAP, the Company performed an analysis to determine whether: (1) the joint venture was a variable interest entity (VIE); (2) the Company had the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance (power) and (3) the Company had the obligation to absorb losses of the VIE that potentially could be significant to the VIE or the right to receive benefits from the VIE that potentially could be significant to the VIE (benefits). Based on this analysis, the Company determined that the joint venture is a VIE. However, since all significant decisions of the joint venture require the approval of both Bunge and the Company (see Section 6.5 of the Solazyme Bunge JV agreement), the Company does not have the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance. As a result, the Company cannot consolidate the financial results of the joint venture under U.S. GAAP.

After concluding that the financial, operational and control parameters of the Solazyme Bunge JV precluded the Company from consolidating the financial results of the Solazyme Bunge JV, the Company and Bunge explored changes that would allow consolidation. However, at that time (and currently) the parties have not changed the financial, operational and control parameters such that U.S. GAAP would permit consolidation.

2.	We have read your response to prior comment 6. You state that you do not believe that previous delays in the production facility’s construction and ramp-up have had a material impact on near-term operating results or long-term expectations of recoverability of the Company’s investment in the Solazyme Bunge JV. Given that the joint venture incurred losses in fiscal years 2014 and 2013 of $23 million and $6.8 million, respectively, please provide us with a detailed qualitative and quantitative analysis which supports your conclusion that the delays, particularly due to issues with the recovery process, did not have a material impact on your operating results during these two periods.

RESPONSE:

The Company would like to clarify its response to prior comment 6. While construction and ramp-up delays of the Solazyme Bunge JV production facility negatively impacted the Solazyme Bunge JV’s near-term operating results, the Company does not believe that the Solazyme Bunge JV’s near-term operating losses have had a material impact on the overall long-term expectations of profitability for the Solazyme Bunge JV. For quantitative projections of the Solazyme Bunge JV’s long-term operating results, the Company refers the Staff to the Company’s response 5 within this letter.

In response to the Staff’s comment 2 regarding whether the delays, particularly due to issues with the recovery process, had a material impact on the Company’s operating results during fiscal 2013 and 2014, the Company notes that, as disclosed in the

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FOIA Confidential Treatment Request

Confidential treatment requested by Solazyme, Inc.

Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, the equity loss pickup from the Solazyme Bunge JV was $6.8 million. When compared to the Company’s total losses for fiscal 2013 of $116 million, the Company does not believe this represented a material impact on its pre-tax results.

Further, the Company notes that as disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, the 2014 equity loss pickup from the Solazyme Bunge JV was $23 million. When compared to the Company’s total losses for fiscal 2014 of $162 million, the Company believes this represented a material impact on its pre-tax results. The Company made required disclosures under applicable U.S. GAAP related to the Solazyme Bunge JV in consideration of its materiality to the Company.

Delays in the construction and ramp-up of large-scale production facilities are not uncommon, and while work on the downstream conveyance system and processing consistency took longer than expected, much of the plant was operational by May 2014, and commercially saleable product had been produced in May 2014. By the end of July 2014 commissioning was nearing completion and the Company expected to ramp toward nameplate capacity over the subsequent 12-18 months. The costs associated with these delays were anticipated and approved by both partners and did not cause the Company to change its assessment of the long-term expectations of profitability for the Solazyme Bunge JV.

3.	Please clarify for us how commodity price variances have impacted the operating results and prospects of the joint venture. The correlation is not clear given the existing commodity price risk disclosure on page 68 of the 10-K.

RESPONSE:

To date, commodity price variances have not had a material impact on the Solazyme Bunge JV’s operating results or prospects.

The Company’s and the Solazyme Bunge JV’s first generation oil products may be subject to commodity price fluctuations related to certain reference commodity oils, such as canola oil. For example, although the Company’s enhanced first generation oils, including laurics and mid-oleics, are more valuable than incumbent commodity oils, the market for these first generation oils is affected by changes in the prices of competitive commodity oils. However, during the third quarter of 2014 the Company announced a strategic shift toward an emphasis on the production of high-value specialty oils and algal products that are less sensitive to commodity price variances. To date, the Solazyme Bunge JV has sold minimal first generation oil product to customers, as its primary focus has been on the completion of the Solazyme Bunge JV Plant. As such, commodity risk has had little, if any, impact on the operating results of the Solazyme Bunge JV.

The Company and the Solazyme Bunge JV are exposed to market risk relating to changes in commodity prices of sugar feedstock. The Company has not historically hedged the price volatility of sugar feedstock. The Solazyme Bunge JV has historically hedged the price volatility of plant sugar feedstock. In addition, the Solazyme Bunge JV has a formulaic supply agreement with Bunge to enable the JV to access predictable sugar

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Confidential treatment requested by Solazyme, Inc.

volumes and committed pricing directly at the fermentation facility.

Please refer to our response to comment 5 on the impact of the commodity price variances on the prospects of the Solazyme Bunge JV.

4.	Please significantly expand your disclosure to identify the specific things that will need to take place, and the timing thereof, in order for the joint venture to generate sufficient cash flows to enable a recovery of the investment.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment, and in response, the Company will include the following disclosures in the Company’s Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) section in its future filings (reflected below as mark-ups to the Company’s MD&A section of its Form 10-Q filed on August 7, 2015) commencing with the filing of the Company’s Form 10-Q for the fiscal quarter ended September 30, 2015:

In April 2012, we and Bunge formed the Solazyme Bunge JV to build, own and operate the Solazyme Bunge JV Plant. The Solazyme Bunge JV Plant leverages our technology and Bunge’s sugarcane milling and natural oil processing capabilities to produce microalgae-based products. In addition, the Solazyme Bunge JV Plant has been designed to be expanded for further production in line with market demand. Construction of the Solazyme Bunge JV Plant commenced in the second quarter of 2012 and was financed with equal equity contributions by both Bunge and Solazyme and over $100 million of project financing from the Brazilian Development Bank. In May 2014, the Solazyme Bunge JV Plant produced its first products on full-scale production lines, including 625,000 liter fermentation tanks. Both oil and Encapso™ products have been manufactured; production optimization is continuing and is expected to ramp as we work to increase efficiency in unit operations, and balance production volumes with operating costs as we focus on higher value products. In order for the Solazyme Bunge JV Plant to achieve sufficient cash flows to enable us to fully recover our equity investment, the Solazyme Bunge JV needs to:

•	Increase production volumes at the Solazyme Bunge JV Plant by:

•	Securing power and steam consistency

•	Optimizing lipid and oil content output

•	Increasing recovery yield

•	Maintain access to low-cost feedstock

•	Commercialize and sell high-value products

Additional capital expenditures may be required to reach nameplate capacity depending on the product mix produced at the plant. The Company is targeting to make significant progress toward these goals that will enable us to fully recover our equity investment within five years. As a condition of the Solazyme Bunge JV drawing funds under the loan in excess of amounts supported by bank guarantees, we may be required to provide a corporate guarantee of a portion of the loan in an amount that, when added to the amount supported by our bank guarantee, does not

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Confidential treatment requested by Solazyme, Inc.

exceed our ownership percentage in the Solazyme Bunge JV.

5.	Please provide us with the financial projections which support your position that the joint venture investment is not impaired. Include in your response the key assumptions supporting those projections, such as sales quantities and prices, etcetera, and quantify the change in future commodity prices necessary for you to recover your investment.

RESPONSE:

The Solazyme Bunge JV facility provides a flexible technology platform to enable the production of a variety of microalgae-derived products across multiple end markets, and, as noted in the Company’s response to comment 3 within this letter, in the third quarter of 2014 the Company announced a strategic shift from its first generation oils to the production of high-value specialty oils and algal products that are less sensitive to commodity price variances. Once the production volumes of these high-value products are scaled up and gain commercial approval and acceptance, the Company expects to be able to recover its investment in the Solazyme Bunge JV.

The Company, as part of its annual operating budget cycle, prepared a five year baseline projection of the operating results of the Solazyme Bunge JV. This forecast as of December 31, 2014 supports the conclusion that the Company’s investment in the Solazyme Bunge JV is not impaired. Net cash flows from the Solazyme Bunge JV in this forecast showed a cumulative net positive cash flow from [***] to [***] significantly in excess of the Company’s investment in the Solazyme Bunge JV. This five year baseline forecast assumed a sales mix of products with various Average Selling Prices (ASPs) of [***] to [***] per metric ton (MT) with aggregate sales volumes building to [***] MT by [***]. Even assuming a flat ASP for all products at the lower end of this range ([***] per MT) and the same cost model used in the baseline forecast, the Solazyme Bunge JV would generate greater than [***] of positive cash flow in [***], and each year thereafter. Per the terms of the Solazyme Bunge JV agreement, cash distributions related to distributions of profits or return of capital and allocation of profits and losses shall be made in accordance with each party’s percentage interest in the Solazyme Bunge JV, which, for the Company, is 50.1% up to a defined threshold. Per the terms of the same agreement, a higher percentage than 50.1% of the annual profits beyond a defined threshold will be allocated to the Company. Given the Company’s Investment in unconsolidated joint venture balance on its balance sheet as of December 31, 2014 and June 30, 2015 was $40.9 million and $39.3 million, respectively, the Company believes this projection supports its ability to recover the Investment in unconsolidated joint venture balance within five years.

We acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure contained in the Form 10-Q, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect

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Confidential treatment requested by Solazyme, Inc.

to the Filings and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in this matter. Please do not hesitate to call me at (650) 780-4777 if you have any questions regarding this matter.

Sincerely,

/s/ Tyler Painter

Tyler Painter
Chief Operating Officer and
Chief Financial Officer

cc: Mr. Jonathan Wolfson, Solazyme, Inc.

cc: Mr. Paul Quinlan, Solazyme, Inc.

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